1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated March 26, 2014

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2013

Chunghwa Telecom Co., Ltd.

By:	/s/ Mu-Piao Shih
Name:	Mu-Piao Shih
Title:	President and Acting CFO

Exhibit

Exhibit	Description

99.1	Financial Statements for the Year Ended December 31, 2013 pursuant to International Financial Reporting Standards adopted by ROC (“Taiwan-IFRSs’) and Independent Auditors’ Report (Parent Company Only)

99.2	Consolidated Financial Statements for the Year Ended December 31, 2013 pursuant to International Financial Reporting Standards adopted by ROC (“Taiwan-IFRSs’) and Independent Auditors’ Report

3